EXHIBIT 8(a)

                                 FORM OF TAX OPINION


          Morgan Medical Holdings, Inc.
          300 Fifth Avenue South, Suite 20
          Naples, Florida  33940

          Dear Sirs:

                    [Customary preamble, statement of facts, general assumptions and limitations]

                    In addition to the foregoing facts, you have made the following additional representations with respect to the Merger and have authorized us to rely on such representations in expressing the opinions set forth below:

                    1. The fair market value of the NMR Common Stock and other consideration received by each Morgan shareholder in connection with the Merger will be approximately equal to the fair market value of the Morgan Common Stock surrendered in the transaction.

                    2. There is no plan or intention by the shareholders of Morgan who own one percent (1%) or more of the Morgan Common Stock, and to the best of the knowledge of the management of Morgan, there is no plan or intention on the part of the remaining shareholders of Morgan, to sell, exchange, or otherwise dispose of a number of shares of NMR Common Stock received in the Merger that would reduce the Morgan shareholders' ownership of NMR Common Stock to a number of shares having a value, as of the date of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding Morgan Common Stock as of the same date. For purposes of this representation, shares of Morgan Common Stock exchanged for cash in lieu of fractional shares of NMR Common Stock, as well as shares of Morgan Common Stock held by Morgan shareholders which are sold, redeemed or disposed of as contemplated by the Merger Agreement, will be considered in making this representation.



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                    3.   NMR has no plan or intention to reacquire any of
          the NMR Common Stock issued in the Merger.

                    4. NMR has no plan or intention to sell or otherwise dispose of any of the assets of Morgan acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

                    5. The payment of cash in lieu of fractional shares of NMR is solely for the purpose of avoiding the expense and inconvenience to NMR of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to Morgan shareholders in lieu of fractional shares of NMR Common Stock will not exceed one percent (1%) of the aggregate consideration that will be issued to Morgan shareholders with respect to their Morgan Common Stock surrendered in the transaction.

                    6. The liabilities of Subsidiary assumed by Morgan (if any) in the Merger and the liabilities to which the transferred assets of Subsidiary are subject (if any) were incurred by Subsidiary in the ordinary course of its business.

                    7. Following the Merger, NMR will continue the historic business of Morgan or use a significant portion of Morgan's historic business assets in a business.

                    8. NMR, Subsidiary, Morgan, and the shareholders of Morgan will pay their respective expenses, if any, incurred in connection with the Merger.

                    9. There is no intercorporate indebtedness existing between Morgan and NMR or Subsidiary that was issued, acquired, or will be settled at a discount in connection with the Merger.

                    10. No parties to the Merger are investment companies as defined in Code Section 368(a)(2)(F)(iii).

                    11. Morgan is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

                    12. The fair market value of the assets of Subsidiary transferred to Morgan in the Merger will equal or exceed the sum of the liabilities assumed by Morgan as a consequence of the Merger, plus the amount of liabilities, if any, to which the transferred assets are subject.

                    13. The Merger is based on valid business purposes unrelated to the avoidance of Federal income taxes and will comply in all respects with the laws of the states of incorporation of the corporations involved in the Merger.








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                    14.  Pursuant to the Merger, Morgan will acquire ninety
          percent (90%) or more of the fair market value of Subsidiary's net assets and seventy percent (70%) or more of the fair market value of Subsidiary's gross assets and Morgan will retain ninety percent (90%) or more of the fair market value of its net assets and seventy percent (70%) or more of the fair market value of its gross assets as determined under Revenue Ruling 77-307, 1977-2, C.B. 117.

                    15. There have been no redemptions, spin-offs or other extraordinary distributions by Morgan to its shareholders or former shareholders prior to and in contemplation of the Merger which, if considered a part of and precondition to the Merger and treated as a step in the integrated Merger transaction, would cause the representation set forth in paragraph 14, above, to be inaccurate.

                    16.  Subsidiary is a first-tier subsidiary of NMR.

                    17. Before the Merger, NMR owns stock of Subsidiary which possesses at least eighty percent (80%) of the total combined voting power of all classes of stock of Subsidiary entitled to vote and at least eighty percent (80%) of the total number of shares of all classes of Subsidiary stock.

                    18. In the Merger, the shareholders of Morgan will exchange for voting stock of NMR an amount of voting stock in Morgan which constitutes control of Morgan under Code Section 368(c).

                    [Customary statement as to examination of documents and assumptions of genuineness]

                    Based on the foregoing, we are of the opinion that:

                    1. The Merger qualifies as a "reorganization" within the meaning of Code Section 368(a)(1)(A). NMR, Subsidiary and Morgan will each be considered a "party to a reorganization" within the meaning of Code Sections 368(a)(2)(E) and 368(b)(2).

                    2. No gain or loss will be recognized by NMR, Subsidiary or Morgan in connection with the Merger. Code Section 361(a).

                    3. No gain or loss will be recognized by the shareholders of Morgan whose Morgan Common Stock is converted solely into NMR Common Stock in connection with the Merger. Code
          Section 354(a).

                    4. The Morgan shareholders receiving cash in lieu of fractional shares of NMR Common Stock will be treated as if such fractional shares had been issued by NMR and then subsequently

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          redeemed by NMR and will be taxed on their otherwise unrecognized gain in an amount which shall not exceed the amount of the cash received. Code Section 356(a). Whether the cash received is characterized as a dividend or as payment in exchange for Morgan Common Stock will depend on whether the distribution of cash when viewed as part of the reorganization as a whole and as a redemption by NMR and applying principles analgous to those under Code Section 302 (b) more closely resembles a dividend distribution or a payment in exchange for Morgan Common Stock.

                    5. The basis of NMR Common Stock received by the shareholders of Morgan in connection with the Merger will be the same as the adjusted basis of the Morgan Common Stock surrendered by such shareholders in exchange therefore. Code Section 358(a).

                    6. The holding period of NMR Common Stock received by the shareholders of Morgan in connection with the Merger will include the period during which the Morgan Common Stock surrendered in exchange therefore was held, provided such stock was held as a capital asset on the date of the Merger. Code
          Section 1223(1).


                                               Very truly yours,







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